Exhibit 22.1
List of Subsidiary Guarantors
The debt securities offered by the prospectus contained in the registration statement of which this Exhibit 22.1 is a part and any applicable prospectus supplement, which may be issued in one or more series by F&G Annuities & Life, Inc. (the “Issuer”) may be jointly, severally and unconditionally guaranteed by each of the Issuer’s subsidiaries identified in the table below.

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization	Obligor Type
CF Bermuda Holdings Limited	Bermuda	Guarantor
FGL US Holdings Inc.	Delaware	Guarantor
Fidelity & Guaranty Life Business Services, Inc.	Delaware	Guarantor
Fidelity & Guaranty Life Holdings, Inc.	Delaware	Guarantor